June 1, 1999



AAA Capital Management
5065 Westheimer - Suite 900
Houston, TX 77056

Attention: Ms. Barbara Weddle

RE:      Management Agreement Renewal
         Smith Barney AAA Energy Fund L.P.

Dear Ms. Weddle:

We are writing with respect to your management agreement concerning the commodity pool to which reference is made above (the "Management Agreement"). We would like to extend the term of the Management Agreement through June 30, 2000 all other provisions of the Management Agreement will remain unchanged.

Please indicate your agreement to and acceptance of this modification by signing one copy of this letter and returning it to the attention of Mr. Daniel Dantuono at the address above or fax to 212-723-8985. If you have any questions I can be reached at 212-723-5416.

Very truly yours,

SMITH BARNEY FUTURES MANAGEMENT INC.



By:
         Chief Financial Officer,
         Director & Treasurer

AGREED AND ACCEPTED

AAA CAPITAL MANAGEMENT


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